Item 77C


                         DREYFUS MUNICIPAL INCOME, INC.
                         ANNUAL MEETING OF STOCKHOLDERS
                                  MAY 16, 2008


      On May 16, 2008, holders of Common Stock and holders of Auction Preferred Stock ("APS") voted as indicated below with regard to the following proposal:

      To elect two Class III Directors+ to serve for a three-year term for the Fund and until his successor is duly elected and qualified.

                              FOR               AUTHORITY WITHHELD

Joseph S. DiMartino           18,747,780        472,902
George L. Perry++             3,396             137



+ The terms of these Class III Directors expire in 2011. ++Elected solely by APS holders, Common Shareholders not entitled to vote.